EXHIBIT 1
YEAR 2009 / 4th QUARTER
RESULTS OF OPERATIONS
OF GLOBAL SOURCES LTD.
          The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements.
Overview
          We are a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media. We provide sourcing information to volume buyers and integrated marketing services to suppliers. Our mission is to facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format. Although our range of media has grown, for more than 39 years we have been in the same primary business of helping buyers worldwide find products and suppliers in Asia.
          Our key business objective is to be the preferred provider of content, services, and integrated marketing solutions that enable our customers to achieve a competitive advantage.
          We believe we offer the most extensive range of media and export marketing services in the industries we serve through our three primary channels — online marketplaces, magazines and trade shows.
          We were originally incorporated under the laws of Hong Kong in 1970. In 1971, we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. Realizing the importance of the Internet, we became one of the first providers of business-to-business online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.
          In April 2000, we completed a share exchange with a publicly traded company based in Bermuda, and our shareholders became the majority shareholders of the Bermuda corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd.
Revenue
          We derive revenue from two principal sources.
          Online and other media services; and Exhibitions-trade shows and seminars.
          Online and other media services consists of following two primary revenue streams:
          Online Services — Our primary service is creating and hosting marketing websites that present suppliers’ product and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees.

          Other Media Services — We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications and sourcing research reports.
          We recognize revenue from our Online and Other Media Services ratably over the period in which the advertisement is displayed.
          Exhibitions — trade shows and seminars — Our China Sourcing Fairs offer international buyers direct access to manufacturers from China and elsewhere in Asia. The first China Sourcing Fair was held in the fourth quarter of 2003. Subsequently, we held several China Sourcing Fairs events in the second and fourth quarters of 2004 to 2009. In addition, in 2007 we launched new China Sourcing Fairs events in Dubai and Shanghai and in 2008 we launched new China Sourcing Fairs events in India. Future China Sourcing Fairs are scheduled to be held mainly in the second quarter and fourth quarter of each financial year. International IC China Conferences and Exhibitions were held in March 2009 and again in September 2009 in China in the current year and these exhibitions were held in March 2008 in China and in September 2008 in Taiwan. We derive revenue primarily from exhibit space rentals, but also from advertising and sponsorship fees in show guides and other locations in and around our event venues. We also receive fees from attendees to attend our technical conferences held during the events. We recognize exhibitor services revenue at the completion of the related events. As a result, second and fourth quarter revenue are expected to be higher than the first and third quarter revenue.
Results of Operations
The following table sets forth the results of our operations:

	Three months ended		Year ended
	December 31,		December 31,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$27,950	$36,363	$115,381	$142,129
Exhibitions	25,775	26,448	55,147	58,179
Miscellaneous	1,168	2,230	3,985	6,584

	54,893	65,041	174,513	206,892

Operating Expenses:
Sales	17,990	24,716	63,810	73,625
Event production	8,353	10,134	18,385	21,493
Community	6,879	9,063	24,764	30,488
General and administrative	10,885	11,716	44,860	47,525
Online services development	1,244	1,462	5,416	5,992
Amortization of intangibles and software costs	1,164	46	1,270	193

Total Operating Expenses	46,515	57,137	158,505	179,316

Income from Operations	8,378	7,904	16,008	27,576

Net Income Attributable to the Company	$8,636	$7,530	$16,110	$26,430

Note: 1. Online and other media services consists of:

	Three months ended		Year ended
	December 31,		December 31,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)

Online services	$20,448	$24,967	$85,376	$94,481
Print services	7,502	11,396	30,005	47,648

	$27,950	$36,363	$115,381	$142,129

     The following table represents our revenue by geographical areas:

	Three months ended		Year ended
	December 31,		December 31,
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)
Asia	$53,117	$62,444	$167,403	$196,123
United States	1,476	2,201	5,978	9,152
Europe	89	122	286	459
Others	211	274	846	1,158

Total revenue	$54,893	$65,041	$174,513	$206,892

Consolidated Results
Revenue
          Our total revenue declined by 16% to $54.9 million during the three months ended December 31, 2009 from $65.0 million during the three months ended December 31, 2008. China accounted for 74% of total revenue during the three months ended December 31, 2009 compared to 70% of total revenue during the three months ended December 31, 2008. Our Online and Other Media Services revenue declined by 23% from $36.4 million during the three months ended December 31, 2008 to $28.0 million during the three months ended December 31, 2009 resulting from a 21% decline in our Online and Other Media Services revenue in our China market and larger declines in our United States and other Asian markets. Our China market represented 70% of Online and Other Media Services revenue during the fourth quarter of 2009 compared to 68% during the fourth quarter of 2008. The decline in our Online and Other Media Services Revenue resulted mainly from a 18% decline in our revenue from hosting online websites for our customers and a decline of 34% in the revenue relating to the print advertising. Magazine advertising is expected to be under continued pressure from the global shift by advertisers away from print advertising. Our Exhibitions revenue declined by 2.5% from $26.4 million during the three months ended December 31, 2008 to $25.8 million during the three months ended December 31, 2009 resulting mainly from decline in number of booths sold in our China Sourcing Fairs events held in Hong Kong in October 2009 compared to our exhibition events held in Hong Kong in the fourth quarter of 2008.
          Total revenue declined by 16% to $174.5 million for the year ended December 31, 2009 from $206.9 million for the year ended December 31, 2008, primarily due to declines in our Online and Other Media Services and Exhibitions revenue. Our Online and Other Media Services revenue declined by $26.7 million or 19% to $115.4 million for the year ended December 31, 2009, as compared with $142.1 million for the year ended December 31, 2008 primarily due to an 12% decline in our China market and declines in our Taiwan, Hong Kong and USA markets. The decline in our Online and Other Media Services Revenue resulted mainly from a 10% decline in our revenue from hosting online websites for our customers and a 37% decline in the revenue relating to the print advertising. Magazine advertising is expected to be under continued pressure from the global shift by advertisers away from print advertising. China represented 70% of Online and Other Media Services revenue for the year ended December 31, 2009 compared to 65% for the year ended December 31, 2008. Our Exhibitions revenue declined from $58.2 million for the year ended December 31, 2008 to $55.1 million for the year ended December 31, 2009, a decline of 5%, due mainly to declines in our Exhibitions revenue from Hong Kong, Taiwan and United States markets due to the decrease in the number of booths sold in those markets. China represented 74% of Exhibitions revenue for the year ended December 31, 2009 compared to 69% for the year ended December 31, 2008. We continue to look for opportunities to expand the number of our exhibition events and locations for our events.
          Total revenue from China declined by 11% during the quarter ended December 31, 2009 compared to the quarter ended December 31, 2008 although our total company revenue declined by 16% during the same period.
Business Strategy
          We have a large market opportunity primarily focused on China’s exports and domestic B2B market. Our business strategy to achieve our objectives is to serve our markets with online, print and trade show media that address our customers’ needs at all stages of the buying process. Our business strategy is built around the following four key foundations.
Market Penetration
          Our existing markets offer significant opportunities. For example, for Global Sources Online, our export-focused online business, we anticipate continued strong performance. We believe it offers the premier search experience in our industry and provides leading supplier verification services.
New Product Development
          We continue developing our China Sourcing Fairs. In 2008, we launched new China Sourcing Fairs in Dubai, China and India. We are focused on specialization and have established unique market positions for categories including Security Products, Fashion Accessories, Baby & Children’s Products, and Underwear & Swimwear.
Expansion into China’s Domestic B2B Market
          We intend to continue developing existing products and launch new products and services for China’s domestic market. This is a significant medium-term business opportunity where we intend to leverage our brands, content, sales representatives, expertise and community. For example, in 2008 we began to monetize our new site China Global Sources Online at www.globalsources.com.cn.
Acquisitions and/or Alliances
          We intend to support our growth strategy through acquisitions and/or alliances designed to drive growth and accelerate achievement of our goals. We plan to seek complementary businesses, technologies or products that will help us maintain or achieve market-leading positions in particular niche markets.

Operating expenses
          Sales. We utilize independent sales representatives employed by independent sales representative organizations in various countries and territories to promote our products and services. Under these arrangements, the sales representative organizations are entitled to commissions as well as marketing fees. These representative organizations sell online services, advertisements in our trade magazines and exhibitor services and earn a commission as a percentage of revenue generated. For online and other media services, the commission expense is recognized when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier. For exhibitions, the commission expense is recognized when the associated revenue is recognized upon conclusion of the event. Sales costs consist of operating costs for our sales departments and the commissions, marketing fees and incentives provided to our independent sales representative organizations, as well as sales support fees for processing sales contracts.
          Sales costs declined from $24.7 million during the three months ended December 31, 2008 to $18.0 million during the three months ended December 31, 2009, a decline of 27%. This was mainly due to a decline in sales commissions in turn due to a decline in revenue as well as a decline in sales marketing fees due to a planned reduction in our marketing efforts to open new markets, in order to reduce our costs and in addition, due to a recently announced clarification surrounding the implementation of the expanded China Business Tax, we reversed $ 2.8 million of our business tax expense recorded in the previous quarters.
          Sales costs declined from $73.6 million for the year ended December 31, 2008 to $63.8 million for the year ended December 31, 2009, a decline of 13% due mainly to a reduction in sales commissions in turn due to a decline in revenue as well as a decline in sales marketing fees, off-set partially by increase in China business tax as a result of changes in tax legislation in China as well as an increase in non-cash compensation expense relating to share awards to sales team members under our equity compensation plans (Please see paragraph on “Non-cash Compensation Expense”).
          Event Production. Event production costs consist of the costs incurred for hosting the exhibition or trade show and seminar events. The event production costs include venue rental charges, booth construction costs, travel costs incurred for the event hosting and other event organizing costs. The event production costs are deferred and recognized as an expense when the related event occurs.
          Event production costs declined from $10.1 million during the three months ended December 31, 2008 to $8.4 million during the three months ended December 31, 2009 primarily due to reduction in booth construction and other event organizing costs resulting from a decline in the number of exhibition booths sold and lesser venue space leased for our exhibitions events in Hong Kong.
          Event production costs declined by 14% from $21.5 million for the year ended December 31, 2008 to $18.4 million for the year ended December 31, 2009, primarily due to a reduction in booth construction and other event organizing costs resulting from a decline in the number of exhibition booths sold for our International IC China Conferences and Exhibitions events held in first quarter of 2009 and our exhibitions events in Hong Kong held in second and fourth quarters of 2009 and lesser venue space leased for our exhibitions events held in Hong Kong in second and fourth quarters of 2009.

          Community. Community costs consist of the costs incurred for servicing our buyer community and for marketing our products and services to the global buyer community. Community costs also include costs relating to our trade magazine publishing business and marketing inserts business, specifically printing, paper, bulk circulation, magazine subscription promotions, promotions for our on-line services, customer services costs and the event specific promotions costs incurred for promoting the China Sourcing Fairs events and the technical conferences, exhibitions and seminars to the buyer community. The event specific promotion costs incurred for events are expensed during the event months in the year in which the expenses are incurred.
          Community costs declined from $9.1 million during the three months ended December 31, 2008 to $6.9 million during the three months ended December 31, 2009, a decline of 24%. This decline was due mainly to a decline in bulk circulation costs, paper cost, printing charges and fees paid to third party service providers as we merged two of our publications and introduced certain cost saving measures. We also reduced our buyer promotion costs for our exhibition events and reduced our participation in third party trade shows promoting our products and services to the buyer community in efforts to reduce our costs.
          Community costs declined from $30.5 million for the year ended December 31, 2008 to $24.8 million for the year ended December 31, 2009, a decline of 19%. This decline was due mainly to a decline in bulk circulation costs, paper costs, printing charges, fees paid to third party service providers as we merged two of our publications and introduced certain cost saving measures. We also reduced our buyer promotion costs for our exhibition events and reduced our participation in third party trade shows promoting our products and services to the buyer community in efforts to contain our costs.
          General and Administrative. General and administrative costs consist mainly of corporate staff compensation, information technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs. General and administrative costs decreased by 7% from $11.7 million during the three months ended December 31, 2008 to $10.9 million during the three months ended December 31, 2009, due mainly to declines in content management costs as a result of lesser volume due to decline in online and other media services revenue, as well as declines in information technology services costs, and non-cash compensation expense relating to share awards to team members under our equity compensation plans (Please see paragraph on “Non-cash Compensation Expense”) off-set partially by the due diligence costs relating to acquisition of a business.
          General and administrative costs declined from $47.5 million for the year ended December 31, 2008 to $44.9 million for the year ended December 31, 2009, a decline of 6%, due mainly to a decrease in content management costs as a result of lesser volume due to decline in online and other media services revenue, information technology services costs, fees paid to third party service providers and travel costs off-set partially by increases in depreciation of the office premises we purchased in later part of 2008 and due diligence costs relating to acquisition of a business.
          Online Services Development. Online services development costs consist mainly of payroll, office rental and depreciation costs relating to the updating and maintenance of Global Sources Online. Online services development costs to fund the updating and maintenance of our online services declined by 20% from $1.5 million during the three months ended December 31, 2008 to $1.2 million during the three months ended December

31, 2009. This decline was due mainly to declines in payroll costs, fees paid to third party service providers and depreciation costs.
          Online services development costs to fund the updating and maintenance of our online services declined by 10% from $6.0 million for the year ended December 31, 2008 to $5.4 million for the year ended December 31, 2009 due mainly to declines in payroll costs, depreciation costs and fees paid to third party service providers.
          Non-Cash Compensation Expense. We have issued share awards under several equity compensation plans (“ECP”) to both employees and non-employees. The Company’s share awards to non-employees are share grants to the consultants and to the employees of third party service providers (collectively known as “Team Members”).
          These share grants to the team members vest over a six-year period on a graded vesting basis, with a percentage of shares vesting each year. The share grants have a service condition that the grantee must continue to provide the services during the vesting period. The grantees will receive the shares on the respective vesting dates if they continue to render services to the Company.
          If a Team Member ceases to provide services to the Company, any shares that have not vested are forfeited.
          The Company accelerates the vesting of share grants in the event of death of a grantee or if there is a takeover or a change of control of the Company.
          During the fourth quarter 2009, we recorded a credit to expenses of $0.05 million resulting from the re-measurement of the stock based compensation relating to the unvested share grants to team members based on our share price of $6.25 as of December 31, 2009 which was lower compared to $6.87 share price as of third quarter 2009. This credit was recorded to various categories of operating expenses disclosed in the income statement for the quarter ended December 31, 2009.
          We have issued share awards under two equity compensation plans to former employees and Team Members after they resigned or retired from their respective employment or consultancy service. Under these plans, the share grants to the non-employees vest over a five-year period on a graded vesting basis, with a percentage of shares vesting each year. The grantee is subject to the non-compete terms stipulated in the Plan. The Company has the ability to enforce the non-compete agreement by forfeiting the shares if the grantee fails to comply with the non-compete terms. There is no other vesting condition other than the non-compete terms. During the fourth quarter of 2009 we recorded an intangible asset of $1.7 million representing the fair value of the non-compete terms under these plans. We amortize the intangible asset over the non-compete term specified in the award to the non-employee. The amortization expense has been recorded to the income statement for the year ended December 31, 2009. (Please see paragraph on “Amortization of intangibles and software costs”).
          We also recognize non-cash compensation expenses relating to the share awards to our directors under The Global Sources Directors Share Grant Award Plan and the shares purchased by our directors under the Directors Purchase Plan. By a written resolution of our Board of Directors dated April 24, 2009, our Directors confirmed that they had all agreed that no purchase rights under the Directors Purchase Plan would be granted and/or exercisable in the calendar years 2009 and 2010. The total non-cash compensation credit, resulting from

ECP, The Global Sources Directors Share Grant Award Plan and the Directors Purchase Plan recorded by us and included under the respective categories of expenses during the three months ended December 31, 2009 was $1.3 million compared to a credit of $0.4 million recorded during the three months ended December 31, 2008. The reduction in expenses is mainly due to the $1.7 million credit to expenses resulting from the re-measurement of equity compensation expense relating to non-employee share awards based on our prevailing share price and the reclassification as discussed above, off-set partially by the non-cash compensation expense relating to the share grants to our employees.
          For the year ended December 31, 2009, we recorded an expense of $0.8 million relating to the share awards to team members discussed above. This expense was recorded to various categories of operating expenses disclosed in the income statement for the year ended December 31, 2009 as follows: Sales: $0.55 million; Community: $0.04 million; General & Administrative: $0.2 million; Online services development: $0.01 million.
          The total non-cash compensation expenses, resulting from the ECP, The Global Sources Directors Share Grant Award Plan and the Directors Purchase Plan recorded by us and included under the respective categories of expenses for the year ended December 31, 2009 was $1.9 million compared to a credit of $0.9 million recorded for the year ended December 31, 2008. The increase is due mainly to re-measurement of equity compensation expense relating to non-employee share awards based on our prevailing share price of $6.25 as at December 31, 2009 which was higher compared to the share price of $5.45 as at December 31, 2008 and the new share awards for the year ended December 31, 2009, off-set partially by the completion of vesting of some of the past share awards.
          The corresponding amounts for the non-cash compensation expenses/credit are credited /charged to shareholders’ equity.
          Amortization of intangibles and software costs. We have issued share awards under two equity compensation plans (“ECP”) to former employees and Team Members after they resigned or retired from their respective employment or consultancy service.
          Under these two plans, the share grants to the non-employees vest over a five-year period on a graded vesting basis, with a percentage of shares vesting each year. The grantee is subject to the non-compete terms stipulated in the Plan. The Company has the ability to enforce the non-compete agreement by forfeiting the shares if the grantee fails to comply with the non-compete terms. There is no other vesting condition other than the non-compete terms.
          We recognize the intangible asset relating to the non-compete provisions of each of the above awards at the fair value of the respective award. The intangible asset is amortized over the non-complete period on straight-line basis. During the fourth quarter of 2009, we recorded amortization expense of $ 1.1 million relating to these intangibles during the 3 months and the year ended December 31, 2009.
          Amortization of intangibles and software costs was $1.2 million during the three months ended December 31, 2009 compared to $0.05 million during the three months ended December 31, 2008. The increase was mainly due to the amortization of intangibles discussed in the preceding paragraph.

          Amortization of intangibles and software cost was $1.3 million for the year ended December 31, 2009 compared to $0.2 million for the year ended December 31, 2008. The increase was mainly due to the amortization of intangibles discussed above.
          Income From Operations. The total income from operations during the three months ended December 31, 2009 was $8.4 million as compared to $7.9 million during the three months ended December 31, 2008. The growth in total income from operations resulted mainly from a decline in sales costs, event production costs, community costs, general and administration costs and online services development costs, off-set partially by decline in revenue and increase in amortization of intangibles and software costs.
          The total income from operations for the year ended December 31, 2009 was $16.0 million as compared to $27.6 million for the year ended December 31, 2008. The decline in total income from operations resulted mainly from a decline in revenue and increase in amortization of intangibles and software costs, off-set partially by declines in sales costs, community costs, event production costs, general and administration costs and online services development costs.
          Interest and dividend income. We recorded interest income of $0.3 million arising mainly from U.S. Treasury securities and term deposits placed with banks during both the three months ended December 31, 2009 and the three months ended December 31, 2008.
          We recorded an interest income of $1.0 million for the year ended December 31, 2009, arising mainly from U.S. Treasury securities and term deposits placed with banks compared to an interest income of $2.9 million for the year ended December 31, 2008. The decline in interest income was mainly due to lower yield on U.S. Treasury securities and lower cash and cash equivalents as a result of our property purchases during April 2008 to December 2008 amounting to $47.9 million and the $50.0 million share repurchase offer made available to all shareholders which was completed in December 2008.
          Income Taxes. Certain subsidiaries of the group operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Some of our subsidiaries operate in Hong Kong SAR, Singapore, China and certain other jurisdictions and are subject to income taxes in their respective jurisdictions.
          We reported a tax provision of $0.2 million during the three months ended December 31, 2009 and $0.1 million during the three months ended December 31, 2008.
          We reported a tax provision of $0.5 million for the year ended December 31, 2009 compared to a tax provision of $0.7 million for the year ended December 31, 2008.
          Net Income attributable to the Company. Net income attributable to the company was $8.6 million during the three months ended December 31, 2009, compared to $7.5 million during the three months ended December 31, 2008. The growth in net income attributable to the Company resulted mainly from declines in sales costs, event production costs, general and administration costs, community costs, online services development costs and impairment loss on available for sale securities recorded in 2008, off-set partially by declines in revenue and increase in amortization of intangibles and software costs.
          Net income attributable to the company was $16.1 million for the year ended December 31, 2009, compared to a net income attributable to the company of $26.4 million for the year ended December 31, 2008. The decline in net income attributable to the

Company resulted mainly from decline in revenue and decline in interest income and increase in amortization of intangibles and software costs, off-set partially by declines in sales costs, general and administration costs, community costs, event production costs, online services development costs, impairment loss on available for sale securities recorded in 2008 and foreign exchange losses recorded in 2008.
Liquidity and Capital Resources
          We financed our activities for the year ended December 31, 2009 using cash generated from our operations and we have no bank debt as at December 31, 2009.
          Net cash generated from operating activities was $30.0 million for the year ended December 31, 2009, compared to $37.9 million cash generated from operating activities for the year ended December 31, 2008. The primary source of cash from operating activities was collections from our customers received through our independent sales representative organizations.
          Receivables from sales representative organizations remained at $5.6 million as of December 31, 2009 and as of December 31, 2008. The receivables from sales representative organizations may decline in the near future as the collections are transferred to our bank account. In the long term, if our China business and our exhibition business grow as the economic climate improves, the receivables from sales representative organizations may increase. All the authorized signatories to the collection depository bank accounts maintained by our sales representatives in China are our employees, a majority of whom are our senior management staff.
          In 2004, 2007 and 2008 we purchased office space of 9,000 square meters, 1,939.38 square meters and 6,364.50 square meters respectively, in commercial buildings in Shenzhen China. In 2008 we also purchased office space of 22,874 square feet together with six car parking spaces in a commercial building in Hong Kong S.A.R.. These buildings are situated on leasehold lands with lease periods ranging between 50 to 55 years. We record the depreciation on these assets on a straight-line basis over the remaining lease term. The total net book value of these four office properties as of December 31, 2009 was $71.8 million. The total fair market value of these four office properties as of December 31, 2009 was $113.4 million, representing an unrealized and unrecorded revaluation gain of $ 41.6 million.
          Advance payments received from customers were $76.4 million as of December 31, 2009, compared to $76.7 million as at December 31, 2008, due to the current global economic downturn. The majority of our customers in China pay us in advance for our Online and other media services business. The majority of our Exhibitions business collections are advance payments.
          We continuously monitor collections from our customers and maintain an adequate allowance for doubtful accounts. While credit losses have historically been within our expectations and the allowances established, if bad debts significantly exceed our provisions, additional allowances may be required in future.
          We invest our excess cash in term deposits with commercial banks, U.S. Treasury securities and available-for-sale securities to generate income from interest received as well as capital gains, while the funds are held to support our business.

          Generally, we hold securities with specified maturity dates such as Treasury Bills until their maturity. During the year ended December 31, 2009, we reinvested the $30.7 million proceeds from matured term deposits with banks, $55.3 million from sale of available-for-sale securities and excess cash on hand in short term U.S. Treasury Bills and in term deposits with major banks to receive better yield. This does not increase our risk as these term deposits are protected by foreign sovereign guarantees. We do not engage in buying and selling of securities with the objective of generating profits on short-term differences in price or for other speculative purposes. Our objective is to invest to support our capital preservation strategy.
          We hold a Documentary Credit facility with the Hongkong and Shanghai Banking Corporation Limited, for providing documentary credits to our suppliers. This facility has a maximum limit of approximately $0.6 million. As at December 31, 2009, the unutilized amount under this facility was approximately $0.5 million. Hongkong and Shanghai Banking Corporation Limited has also provided a guarantee on our behalf to our suppliers. As at December 31, 2009, such guarantee amounted to $0.003 million.
          We recorded a valuation allowance for the deferred tax assets of $7.4 million as at December 31, 2009 as it was more likely than not that they would not be realized. These deferred tax assets resulted from the net operating losses in some of our subsidiaries.
          During the first quarter of 2007, we entered into a number of venue license agreements for our exhibition events amounting to $44.4 million in payments over five and a half years. The agreements are cancelable under Force Majeure conditions, or upon notice and payment of cancellation charges to the other party. The amounts paid will be expensed when the related events are held. As of December 31, 2009, we have paid approximately $15.2 million under these agreements.
          In 2008, we entered into promotion agreements for the event specific promotion of our exhibition events amounting to $3.5 million. As of December 31, 2009, we have fully paid $3.5 million under these agreements. In the fourth quarter of 2009, we entered into promotion agreements for the event specific promotion of our exhibition events amounting to $0.8 million. As of December 31, 2009, we have not yet paid any amount under these agreements.
          On February 4, 2008, our board of directors authorized a program to buyback up to $50.0 million of common shares. We may, from time to time, as business conditions warrant, purchase shares in the open market or through private transactions. The buyback program does not obligate us to buyback any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management based on its evaluation of market conditions and other factors. As of December 31, 2009, we have not bought back any of our shares under this program.
          For the purpose of adding liquidity to our public float, on February 12, 2009, we announced a one-for-ten bonus share issue on our outstanding common shares. Shareholders of record on February 27, 2009 received one additional common share for every ten common shares held, of face value of $0.01 each. The bonus share issue was distributed on or about March 31, 2009. We accounted for the bonus share issue as a stock split and retrospectively reclassified $0.047 million from additional paid in capital to common share capital as of December 31, 2008 and $0.046 million from additional paid in capital to common share capital as of December 31, 2007, in connection with the bonus share issue.

          Shenzhen Herong UBM Exhibition Co., Ltd. (“PRC Co”) incorporated in the People’s Republic of China (“PRC”) operates a trade show in the PRC known as the “China International Optoelectronic Expo”. eMedia South China Limited (previously known as “UBM South China Limited”) (“HK Co”), a company incorporated in the Hong Kong Special Administrative Region, owns a 70% equity interest in the PRC Co, and Shenzhen Herong Exhibition Industrial Co., Ltd., a company incorporated in the PRC, owns a 30% equity interest in the PRC Co. In August 2009, United Professional Media Sarl (“UPM”) acquired the entire issued share capital of the HK Co from Business Media China AG (“BMC”), pursuant to a share purchase agreement between UPM and BMC. In December 2009, our subsidiary, eMedia Asia Limited (“eMedia Asia”) acquired the entire issued share capital of the HK Co from UPM, for a total consideration of approximately $7.2 million consisting of $6.1 million cash payment, $0.8 million to be paid in within one year subject to any adjustments and settlements in respect of any outstanding warranty claims against BMC and completion of certain other requirements and $0.3 million liabilities assumed relating to the Unpaid Share Capital Amount of the HK Co. The $6.1 million cash payment included $0.3 million due diligence costs reimbursement to UPM and a settlement of $0.1 million owed by the HK Co to BMC. We accounted for this acquisition as a business combination. The 30% non-controlling interest as of December 31, 2009, in the PRC Co has been recorded at fair value of $2.9 million. The $0.3 million due diligence costs have been expensed. Management has allocated the $7.1 million net consideration to intangible assets on a preliminary basis, pending purchase price allocation, which will be completed in 2010.
          We anticipate that our cash and securities on hand and expected positive cash-flows from our operations will be adequate to satisfy our working capital needs, capital expenditure requirements and cash commitments for the next 12 months. However, looking to the long term, we may raise additional share capital, or sell debt securities, or obtain credit facilities as and when required to further enhance our liquidity position, and an issue of additional shares could result in dilution to our shareholders.
Recent Accounting Pronouncements
          The following recent accounting pronouncements that are applicable to us do not have a material effect on our results of operations and financial condition:
(i)
SFAS No. 160, “Accounting and Reporting of Non-controlling Interest in Consolidated Financial Statements — an amendment of ARB No.51”, which is incorporated in Accounting Standards Codification (“ASC”) Topic 810, Consolidation.

(ii)	SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”, which is incorporated in ASC Topic 815, Derivatives and Hedging.

(iii)
FASB Staff Position (“FSP”) Financial Accounting Standard (“FAS”) 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”), which is incorporated in ASC Topic 350 Intangibles — Goodwill and Other.

(iv)
FSP Emerging Issues Task Force (“EITF”) 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”), which is incorporated in ASC Topic 260, Earnings Per Share.

(v)
FSP FAS 157-4 “Determining Fair Value When the Volume and Level of Activity or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”), which is incorporated in ASC Topic 820, Fair Value Measurements and Disclosures.

(vi)
FSP FAS 115-2 and FAS 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and FAS 124-2”) which is incorporated in ASC Topic 320, Investments — Debt and Equity Securities.

(vii)
FSP FAS 107-1 and Accounting Principles Board (“APB”) 28-1 “Interim Disclosures about Fair Value of Financial Instruments” (“FSP FAS 107-1 and APB 28-1”), which is incorporated in ASC Topic 825, Financial Instruments.

(viii)	SFAS No. 165, Subsequent Events (“SFAS No. 165”) which is incorporated in ASC Topic 855, Subsequent Events.

(ix)
SFAS 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No 162” (“SFAS No.168”) which is incorporated in ASC Topic 105, Generally Accepted Accounting Principles.

(x)	FSP No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (FSP 132(R)-1) which is incorporated in ASC Topic 715, Compensation — Retirement Benefits.

(xi)	ASU No.2009-05 — Fair Value Measurements and Disclosures (ASC Topic 820).
The following recent accounting pronouncements that are applicable to us do not have a material effect on our results of operations and financial condition upon adoption and their effects on future periods will depend on the nature and significance of future transactions covered by these accounting pronouncements:
(i)	Statement of Financial Accounting Standards (“SFAS”) No. 141(R), “Business Combinations” (“SFAS No.141(R)”) which is incorporated in ASC Topic 805, Business Combinations.

(ii)	EITF Issue 08-7, “Accounting For Defensive Intangible Assets” (“EITF 08-7”) which is incorporated in ASC Topic 350, Intangibles — Goodwill and Other.

(iii)
FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP FAS 141(R)-1”) which is incorporated in ASC Topic 805, Business Combinations.

We are currently evaluating whether the following accounting pronouncements have a material effect on our results of operations and financial condition:
(i)	SFAS 167 “Amendments to FASB Interpretation No. 46” (“SFAS No.167”).

(ii)	SFAS 166 “Accounting for Transfers of Financial Assets — an Amendment of FASB Statement No. 140” (“SFAS No.166”).

(iii)	ASU No.2009-13 — Revenue Recognition (ASC Topic 605): Multiple-Deliverable Revenue Arrangements.
The above recent accounting pronouncements are discussed in detail below:
          In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141(R), which is incorporated in ASC Topic 805, Business Combinations, to replace SFAS No. 141, “Business Combinations” (“SFAS No.141”). SFAS No. 141(R) requires use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS No. 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We adopted SFAS No. 141(R) with effect from January 1, 2009. There was no material impact on the acquisitions during the year 2009, and its effects on future periods will depend on the nature and significance of business combinations subject to this statement.
          In December 2007, the FASB issued SFAS No. 160, which is incorporated in ASC Topic 810, Consolidation. SFAS No. 160 establishes accounting and reporting requirements for ownership interests in subsidiaries held by parties other than parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest. SFAS No. 160 is effective for fiscal year beginning after December 15, 2008. We adopted SFAS No. 160 with effect from January 1, 2009 via retrospective application of the presentation and disclosure requirements. Noncontrolling interest of $4.2 million at December 31, 2008 was reclassified from Liabilities section to the Shareholders’ Equity section in the Consolidated Balance Sheets as of January 1, 2009. Noncontrolling interest amounts of $1.8 million and $0.6 million, net of tax, for the years ended December 31, 2008 and December 31, 2009, respectively, are presented separately in the Consolidated Statements of Income and included in the net income.
          In March 2008, the FASB issued SFAS No. 161, which is incorporated in ASC Topic 815, Derivatives and Hedging. SFAS No. 161 expands quarterly disclosure requirements in SFAS No. 133 about an entity’s derivative instruments and hedging activities. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. We adopted SFAS No. 161 with effect from January 1, 2009 and the adoption of SFAS No. 161 does not have a material impact on our consolidated financial statements.
          In April 2008, the FASB issued FSP 142-3, which is incorporated in ASC Topic 350, Intangibles — Goodwill and Other. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. We adopted FSP 142-3 with effect from January 1, 2009 and the adoption of this FSP does not have a material impact on our consolidated financial statements.
          In June 2008, the FASB issued FSP EITF 03-6-1, which is incorporated in ASC Topic 260, Earnings Per Share. FSP EITF 03-6-1 clarified that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008.

We adopted FSP EITF 03-6-1 with effect from January 1, 2009 and the adoption of this FSP does not have any material impact on our consolidated financial statements.
          In November 2008, the FASB ratified EITF Issue 08-7, which is incorporated in ASC Topic 350, Intangibles — Goodwill and Other. A defensive intangible asset is an asset acquired in a business combination or in an asset acquisition that an entity does not intend to actively use. According to the guidance, defensive intangible assets are considered to be a separate unit of account and valued based on their highest and best use from the perspective of an external market participant. We adopted EITF Issue 08-7 on January 1, 2009. There was no impact on our consolidated financial statements upon adoption, and its effects on future periods will depend on the nature and significance of the business combinations subject to this statement.
          In December 2008, the FASB issued FSP No. 132(R)-1, which is incorporated in ASC Topic 715, Compensation — Retirement Benefits. FSP 132(R)-1 amends FAS No. 132 to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The additional required disclosures focus on fair value by category of plan assets. This FSP is effective for fiscal years ending after December 15, 2009. There is no expected impact on the consolidated financial statements.
          In April 2009, the FASB issued FSP FAS 157-4, which is incorporated in ASC Topic 820, Fair Value Measurements and Disclosures. Based on the guidance, if an entity determines that the level of activity for an asset or liability has significantly decreased and that a transaction is not orderly, further analysis of transactions or quoted prices is needed, and a significant adjustment to the transaction or quoted prices may be necessary to estimate fair value in accordance with SFAS No. 157 “Fair Value Measurements”. This FSP is to be applied prospectively and is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. We adopted this FSP for the quarter ending June 30, 2009. The adoption of this FSP does not have any material impact on our consolidated financial statements.
          In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, which are incorporated in ASC Topic 320, Investments — Debt and Equity Securities. The guidance applies to investments in debt securities for which other-than-temporary impairments may be recorded. If an entity’s management asserts that it does not have the intent to sell a debt security and it is more likely than not that it will not have to sell the security before recovery of its cost basis, then an entity may separate other-than-temporary impairments into two components: 1) the amount related to credit losses (recorded in earnings), and 2) all other amounts (recorded in other comprehensive income). This FSP is to be applied prospectively and is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. We adopted this FSP for the quarter ending June 30, 2009. The adoption of this FSP does not have any material impact on our consolidated financial statements.
          In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, which are incorporated in ASC Topic 825, Financial Instruments. The FSP amends SFAS No. 107 “Disclosures about Fair Value of Financial Instruments” to require an entity to provide disclosures about fair value of financial instruments in interim financial information. This FSP is to be applied prospectively and is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. We adopted this FSP for the quarter ending June 30, 2009. The adoption of this FSP does not have any material impact on our consolidated financial statements.

          In April 2009, the FASB issued FSP FAS 141(R)-1, which is incorporated in ASC Topic 805, Business Combinations. This FSP requires that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value if fair value can be reasonably estimated. If fair value cannot be reasonably estimated, the asset or liability would generally be recognized in accordance with SFAS No. 5, “Accounting for Contingencies” and FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss”, which are incorporated in ASC Topic 450, Contingencies. Further, the FASB removed the subsequent accounting guidance for assets and liabilities arising from contingencies from SFAS No. 141(R). The requirements of this FSP carry forward without significant revision the guidance on contingencies of SFAS No. 141, which was superseded by SFAS No. 141(R). The FSP also eliminates the requirement to disclose an estimate of the range of possible outcomes of recognized contingencies at the acquisition date. For unrecognized contingencies, the FASB requires that entities include only the disclosures required by SFAS No. 5. This FSP was adopted effective January 1, 2009. There was no impact on our consolidated financial statements upon adoption, and its effects on future periods will depend on the nature and significance of business combinations subject to this statement.
          In May 2009, FASB issued SFAS No. 165, which is incorporated in ASC Topic 855, Subsequent Events. SFAS No. 165 sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 is effective for interim or annual financial periods ending after June 15, 2009. We adopted SFAS No. 165 as of June 30, 2009 and the adoption of SFAS No. 165 did not impact our consolidated financial statements.
          In June 2009, the FASB issued SFAS No.168, which is incorporated in ASC Topic 105, Generally Accepted Accounting Principles. FAS 168 prescribes the Accounting Standards Codification (Codification) as the single source of authoritative nongovernmental U.S. generally accepted accounting principles (GAAP). The Codification is effective for interim and annual periods ending after September 15, 2009. We adopted this Statement for the quarter ended September 30, 2009 and included references to the ASC within our financial statement disclosures.
          In June 2009, the FASB issued SFAS No.167. SFAS No.167 amends the existing guidance around FIN 46(R), “Consolidation of Variable Interest Entities”, which is incorporated in ASC Topic 810, Consolidation, and amends the consolidation guidance for variable interest entities. Additionally, SFAS No.167 will require additional disclosures about involvement with variable interest entities. The effective date for the pronouncement is the fiscal year beginning after November 15, 2009, and will require retrospective application. We are currently assessing the potential impact upon adoption of the statement.
          In June 2009, the FASB issued SFAS No.166. SFAS No.166 is a revision to SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” which is incorporated in ASC Topic 860, Transfers and Servicing, to eliminate the concept of a qualifying special purpose entity. Additionally, SFAS No. 166 will amend the criteria for a transfer of financial assets to qualify for sale accounting under SFAS 140, and will require more information about transfer of financial assets, including securitization transactions, and enhanced disclosures when companies have continuing exposure to the risks related to transferred financial assets. The effective date for the pronouncement is the fiscal year beginning after November 15, 2009, and will require retrospective application. We are currently assessing the potential impact upon adoption of the statement.
          In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, Fair Value Measurements and Disclosures (ASC Topic 820), which provides additional guidance on the measurement of liabilities at fair value and the various valuation techniques used for measuring such liabilities. It also highlights that entities should maximize the use of relevant observable inputs and minimize the use of unobservable inputs. In addition, an entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability. We adopted this standard for the quarter ended December 31, 2009 and the adoption of ASU 2009-05 did not impact our consolidated financial statements.
          In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, which amends ASC Topic 605, Revenue Recognition, to require companies to allocate revenue in multiple-element arrangements based on an element’s estimated selling price if vendor-specific or other third-party evidence of value is not available. ASU 2009-13 is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Earlier application is permitted. We expect to apply this standard on a prospective basis for revenue arrangements entered into beginning January 1, 2011. We are currently evaluating the impact of the adoption of the ASU on our consolidated financial statements.
Qualitative and Quantitative Disclosures about Market Risk
          We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year to year basis in the currencies of the countries where we have operations. As a result, foreign exchange gains or losses in revenue and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses.
          This decline in revenue occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds to U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. The following table summarizes our foreign currency Accounts Receivable and provides the information in U.S. Dollar equivalent:

	As of December 31, 2009 (in U.S. Dollars Thousands)				As of December 31, 2008 (in U.S. Dollars Thousands)
	Expected maturity dates				Expected maturity dates
Currency	2010	Thereafter	Total	Fair value	2009	Thereafter	Total	Fair value

HKD	702	-	702	702	1,301	-	1,301	1,301
CNY	1,545	-	1,545	1,545	2,678	-	2,678	2,678
TWD	351	-	351	351	561	-	561	561
JPY	46	-	46	46	191	-	191	191

	2,644	-	2,644	2,644	4,731	-	4,731	4,731

          We believe this risk is mitigated because historically a majority (ranging between 98% to 99%) of our revenue is denominated in U.S. Dollars or is received in the Hong Kong Dollar which is currently pegged to the U.S. Dollar, the Chinese Renminbi, which historically remained relatively stable but has strengthened during the past two years against the U.S. Dollar and the New Taiwan Dollar which is relatively stable against U.S. Dollar. Correspondingly, a majority (approximately 60% to 80%) of our expenses are denominated in Asian currencies. To the extent significant currency fluctuations occur in the New Taiwan Dollar, the Chinese Renminbi or other Asian currencies, or if the Hong Kong Dollar is no longer pegged to the U.S. Dollar, our revenue and expenses will fluctuate and our profits will be affected.
          During the year ended December 31, 2009 and the year ended December 31, 2008, we have not engaged in foreign currency hedging activities.
          In the year ended December 31, 2009 and the year ended December 31, 2008, we derived more than 90% of our revenue from customers in the Asia-Pacific region. We expect that a majority of our future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact our business.
Forward-looking Statements
          Except for any historical information contained herein, the matters discussed in this report contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “predict,” “strategy,” “forecast,” “will” and similar terms and phrases, including references to assumptions.
          These forward-looking statements include current trend information, projections for deliveries, business growth strategies and plans, projected capital expenditure, expansion plans and liquidity. These forward looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this report on Form 6-K. These risks include but are not limited to: product demand; customer satisfaction and quality issues; labor disputes; competition, changes in technology and the marketplace; our ability to achieve and execute internal business plans; the success of our business partnerships and alliances; worldwide political instability and economic growth; changes in regulatory and tax legislation in the countries in which we operate; and the impact of any weakness in the currencies in Asia in which we operate.
          In addition to the foregoing factors, certain other risks and uncertainties, which could cause actual results to differ materially from those expected, estimated or projected can be found in the section “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.
          If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report on Form 6-K, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this report.